Exhibit 21.1

Subsidiaries of Registrant

Subsidiary	Entity Name	Jurisdiction of Incorporation	Name Under Which the Subsidiary Does Business
1.	LPL Holdings, Inc.**	Massachusetts	LPL
2.	PTC Holdings, Inc.**	Ohio	PTC
3.	The Private Trust Company, N.A.	Ohio	PTC
4.	LPL Financial LLC	California	LPL, LPL Financial
5.	LPL Insurance Associates, Inc.	Delaware	LPL, LPL Financial
6.	AW Subsidiary, Inc.**	Delaware	AW Subsidiary
7.	AdvisoryWorld	California	AdvisoryWorld
8.	LPL Employee Services, LLC**	Delaware	LPL Employee Services
9.	Allen & Company of Florida, LLC	Delaware	Allen & Company of Florida
10.	Blaze Portfolio Systems LLC	Illinois	Blaze
11	Financial Resources Group Investment Services, LLC	South Carolina	FRG
12	LPL Enterprise, LLC	Delaware	LPL Enterprise, LPL Financial
13	Atria Wealth Solutions, Inc	Delaware	Atria
*     All subsidiaries are wholly owned, directly or indirectly, by the Registrant.
**     Holding companies.